February 2, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Rebekah Toton, Esq. Mail Stop 4561

Re:	Registration Statement on Form F-3 Filed December 1, 2005, as amended on January 12, 2006 File No. 333-130048

Ladies and Gentlemen:

        B.O.S. Online Solutions, Ltd., an Israeli corporation (the “Company”), is filing herewith Amendment No. 2 to the Registration Statement on Form F-3. In accordance with the Staff’s comments conveyed to the undersigned in a telephone conversation on January 27, 2006, this Amendment includes an updated legal opinion and updated accountants’ consents.

        In addition, the Company is re-submitting Amendment No.1, reflecting the revisions made in such amendment in comparison to the original filing of December 1, 2005. Under separate cover, the Company is requesting acceleration of the effective date of the Registration Statement to February 6, 2006 at 11:00 am.

        If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Cordially, Brian Brodrick